SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                           Ophthalmic Imaging Systems
                           --------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of class of securities)

                                     683737
                                     ------
                                 (CUSIP Number)

         MediVision Medical Imaging Ltd.             Henry I. Rothman, Esq.
         P.O. Box 45, Industrial Park                Parker Chapin, LLP
         Yokneam Elit                                The Chrysler Building
         20692 Israel                                405 Lexington Avenue
         Attn: Noam Allon                            New York, NY 10174
         972-4-9894884

           (Persons Authorized to Receive Notices and Communications)


                                 August 28, 2000
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


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CUSIP NO.   683737                  13D                PAGE   2   OF   6   PAGES

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           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      Medivision Medical Imaging Ltd.
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                             (a)
    2                                                                        (b)
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    3      SEC USE ONLY

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           SOURCE OF FUNDS*

    4      BK
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           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5

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           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Israel

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  NUMBER OF SHARES        7     SOLE VOTING POWER

 BENEFICIALLY OWNED             5,964,635

  BY EACH REPORTING   ----------------------------------------------------------

       PERSON             8     SHARED VOTING POWER

        WITH                    -0-
                      ----------------------------------------------------------

                          9     SOLE DISPOSITIVE POWER

                                5,964,635
                      ----------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER
                                -0-
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    11    5,964,635
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    12

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13      73.3%
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            TYPE OF REPORTING PERSON*

    14      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.   683737                  13D                PAGE   3   OF   6   PAGES

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         SCHEDULE 13D

ITEM 1.      SECURITY AND ISSUER

         This statement relates to the Common Stock of Ophthalmic Imaging Systems ("OIS"). OIS's executive offices are located at 221 Lathrop Way, Suite I, Sacramento, California 95815.

ITEM 2.       IDENTITY AND BACKGROUND

         This statement is filed by MediVision Medical Imaging Ltd. ("MediVision" or the "Reporting Person"), an Israeli corporation. MediVision is principally engaged in the design, development, manufacturing and marketing of digital imaging devices for medical applications with an emphasis on diagnostics related to the retina. The address of the principal business office of MediVision is P.O. Box 45, Industrial Park, Yokneam Elit, 20692 Israel

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         5,964,635 shares of Common Stock were purchased by MediVision from Premier Laser Systems, Inc. ("Premier"), a California corporation, pursuant to a certain Securities Purchase

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CUSIP NO.   683737                  13D                PAGE   4   OF   6   PAGES

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Agreement  dated as of July 13, 2000 by and among  MediVision,  OIS and Premier.
Pursuant to the Securities Purchase Agreement, MediVision purchased 2,131,758 shares of Common Stock of OIS and 150 shares of Series B Preferred Stock, which was converted into 150 shares of Common Stock of OIS (collectively, the "Shares"), along with convertible OIS debt held by Premier, which was converted into 3,832,727 shares of Common Stock of OIS, and certain inventory of Premier for an aggregate purchase price (1) $1,700,000 and (2) $1,000,000 worth of shares of Common Stock of MediVision, with respect to which OIS has certain put rights. The consideration used in making the purchases consists of MediVision's own funds and with $1,750,000 borrowed from Delta Lloyd Bank N.V. pursuant to a Loan Agreement dated August 8, 2000.

ITEM 4.       PURPOSE OF TRANSACTION

         The purpose of the transaction was to purchase the Shares for investment purposes. Pursuant to the Working Capital Funding Agreement between OIS and MediVision, dated as of July 13, 2000 and signed in connection with the Securities Purchase Agreement, the Reporting Person designated four (4) persons to OIS's Board of Directors to replace the existing Board Members who are resigning. Except as may be provided herein or in the Securities Purchase Agreement, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of OIS or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of OIS or any of its subsidiaries; (iii) any change in the present board of directors or management of OIS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of OIS; (v) any other material change in OIS's business or corporate structure, (vi) any changes in OIS's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of OIS by any person; (vii) causing a class of securities of OIS to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of OIS to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

                                                    Number of         Percent of
             Name                                    Shares             Class
             ----                                    ------             -----

             MediVision Medical Imaging Ltd.         5,964,635          73.3%


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CUSIP NO.   683737                  13D                PAGE   5   OF   6   PAGES

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         Other than  pursuant to the Stock  Purchase  Agreement  and the Working
Capital Funding Agreement, the Reporting Person has not purchased any shares of Common Stock of OIS during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

         Summaries of the Stock Purchase Agreement and Working Capital Funding Agreement, which are incorporated herein by reference, are provided in Items 3 and 4 herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Securities Purchase Agreement
         Exhibit 2 - Working Capital Funding Agreement
         Exhibit 3 - Loan Agreement

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CUSIP NO.   683737                  13D                PAGE   6   OF   6   PAGES

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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  ___, 2000

                                                 MEDIVISION MEDICAL IMAGING LTD.


                                                 By:
                                                    -------------------------
                                                      Name: Noam Allon
                                                      Title: CEO and President